

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 7, 2010

Via Facsimile and U.S. Mail
Ms. Jennifer L. Good
President & Chief Executive Officer
Penwest Pharmaceuticals, Co.
39 Old Ridgebury Road, Suite 11
Danbury, CT
06810-5120

>   **Re: Penwest Pharmaceuticals Co.**
>   **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 5, 2010**
>   **Soliciting Materials filed on Schedule 14A**
>   **Filed April 23, 2010**
>   **File No. 1-34267**

Dear Ms. Good:

We have conducted a limited review of the above filings and have the following comments.

General

1.   We note your response to prior comment 4 in your response letter dated May 5, 2010. As done in your response, please revise the disclosure in the proxy statement to explain how and why the nominating committee believed the nomination of the company's nominees would be in the best interest of shareholders as compared to the nomination of the dissidents.

2.   We note your responses to prior comments 5 and 6 and partially reissue the comments. We remind you that the basis for support, if contained in other documents such as reports, articles or periodic filings, should be provided and appropriately marked to identify the relevant portions of the documents so that we can assess the context of the information upon which you rely. For example, please provide documentation that evidences Mr. Bianchi's involvement with the development of "turnaround plans for VELCADE", and his role in conceiving and developing the US co-promotion agreement with Ortho-Biotech. Similarly,

please provide financial statement line items or marked periodic reports that provide support for the figures cited in response 6.

3.   In response to prior comment 5, you cite two unidentified contacts that Mr. Bianchi has made in the pharmaceutical industry as support for the assertion regarding Mr. Bianchi's extensive contacts. We disagree that your response provides a sufficient basis for the assertion. We also note that your response states that Mr. Bianchi has provided "valuable" contacts. The evidence that follows in your response similarly, does not appear to support that assertion. Please revise your disclosure accordingly to eliminate the characterization of Mr. Bianchi's contacts as either "extensive" or "valuable", unless you can support such assertions.

4.   Please supplementally explain to us and provide support for, the last sentence of your response to comment 6 (i.e., that growth in revenue under the agreements directly correlates with related development activity under these agreements).

Closing Comments

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

·   the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the participants may not assert staff comments as a defense in any proceeding

Ms. Jennifer Good
Penwest Pharmaceuticals, Co.
May 7, 2010
Page 3

initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc (via facsimile):   Stuart M. Falber, Esq.
WilmerHale
(617) 526-5000